EILENBERG & KRAUSE LLP

                               11 east 44th street

                            new york, new york 10017

                                                       telephone: (212) 986-9700

                                                       facsimile: (212) 986-2399


                               November 21, 2005


Ms. Peggy A. Fisher
Assistant Director Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: TOWER SEMICONDUCTOR LTD.
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM F-2
         FILED OCTOBER 11, 2005
         REGISTRATION NO. 333-126909

Dear Ms. Fisher:

     This letter is submitted on behalf of Tower Semiconductor Ltd. ("Tower" or the "Company"), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding the Amendment No.2 to Registration Statement on Form F-2 (Registration No. 333-126909) filed on October 11, 2005. With a courtesy copy of this letter, we are including a copy of Amendment No. 3 to the Registration Statement on Form F-2 as filed with the Securities and Exchange Commission on the date hereof. The Amendment reflects Tower's responses to the comments contained in your letter of October 31, 2005, as well as updated information. We have also enclosed copies of Amendment No. 3, which have been marked to show changes from Amendment No. 2.

     Our numbered responses correlate to the numbers in your letter dated October 31, 2005, and we have set forth in full the text of the comments included in your letter for convenience purposes. All references in our responses to page numbers are to the pages in the unmarked copies of the documents.

     We respond to the Staff's comments as follows:

FORM F-2

GENERAL

     1. WITH A VIEW TO DISCLOSURE, PLEASE DESCRIBE A) ANY RECENT DEVELOPMENTS IN NEGOTIATIONS RELATED TO THE CREDIT FACILITY AND B) THE STATUS OF YOUR EFFORTS TO COMPLY WITH THE CONDITIONS OF THE ISRAELI GOVERNMENT GRANTS.

          We note the Staff's comment and have revised the filing on page 8 under "Recent Developments" concerning the Company's credit facility, and the Risk Factor "If we do not meet conditions to receive the Israeli government grants and tax benefits approved for Fab 2, we may be required to seek alternative financing sources" on page 10 concerning the Israeli Investment Center government grants.

QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING, PAGE 2

ARE THE DEBENTURES SUBORDINATED TO OUR CURRENT INDEBTEDNESS? PAGE 3

     2. PLEASE UPDATE THE AMOUNT OF YOUR OBLIGATIONS TO A MORE RECENT PERIOD THAN AUGUST 31, 2005, AND ALSO UPDATE THE NARRATIVE DISCUSSION GENERALLY THROUGHOUT THE PROSPECTUS, AS APPROPRIATE.

          We have revised the filing to update the amount of the Company's obligations to September 30, 2005 and also updated the narrative discussion generally throughout the prospectus, as appropriate.

WHAT ARE THE FEDERAL INCOME TAX AND ISRAELI INCOME TAX CONSEQUENCES OF EXERCISING YOUR RIGHTS? PAGE 6

     3. REVISE THE SECOND SENTENCE TO CLARIFY THAT YOU RECEIVED AN OPINION OF COUNSEL REGARDING THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES.

          We have revised the Q&A ("What are the federal income tax and Israeli income tax consequences of exercising your rights?") to clarify that the Company has received an opinion of counsel regarding the material federal income tax consequences.

MATERIAL INCOME TAX CONSIDERATIONS, PAGE 49

UNITED STATES TAX CONSIDERATIONS, PAGE 51

     4. WE NOTE YOUR RESPONSE TO COMMENT 21 AND REISSUE THE COMMENT. PLEASE SPECIFICALLY COMPLY WITH THE THIRD AND FOURTH SENTENCES. ALSO, IF COUNSEL IS UNABLE TO OPINE WITH CERTAINTY, REVISE THE DISCLOSURE ON PAGE 52 TO EXPLAIN AND DESCRIBE THE TAX CONSEQUENCES IN THE EVENT THAT THE DEBENTURES ARE DETERMINED TO BE CHARACTERIZED AS EQUITY, RATHER THAN USING VAGUE LANGUAGE STATING THAT THE CONSEQUENCES "GENERALLY SHOULD NOT BE MATERIALLY LESS FAVORABLE".

          We have revised the disclosure to explain and describe the tax consequences in the event that the debentures are determined to be characterized as equity.

                                      * * *

     If you have any questions, please feel free to call the undersigned at
(212) 986-9700 (extension 17), or Ted Chastain of this office (extension 50).


                                                     Sincerely,

                                                     Sheldon Krause

cc: Adelaja K. Heyliger
    Mr. Thomas Dyer
    David Schapiro, Esq.

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